        (As filed with the Securities and Exchange Commission September 30, 2005)

File No. 70-9643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POS AMC

Post Effective Amendment No. 10
to
FORM U-1
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27602

(Names of companies filing this statement and addresses of principal executive offices)

PROGRESS ENERGY, INC.

(Name of top registered holding company parent of each applicant or declarant)

John R. McArthur
Senior Vice President and General Counsel
Progress Energy Service Company, LLC
410 South Wilmington Street
Raleigh, North Carolina 27602

(Name and address of agent for service)

Commission is requested to mail copies of all orders, notices and other communications to:

David B. Fountain, Deputy General Counsel Progress Energy Service Company, LLC 410 South Wilmington Street, PEB 17B2 Raleigh, North Carolina 27602 Voice 919-546-6164 Fax 919-546-3805	Steven Carr Nelson Mullins Riley & Scarborough LLP 4140 Parklake Avenue, Second Floor Raleigh, North Carolina 27612 Voice 919-329-3872 Fax 919-329-3895

The record in this proceeding is hereby supplemented as follows:

ITEM 1 — DESCRIPTION OF PROPOSED TRANSACTION

    A.        Summary of Prior Proceedings.

        By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284) (the “Merger Order”), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) (“Progress Energy”), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company, an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation (“Florida Progress”), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation, in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the “Act”), on the same day.1

        Under the terms of the Merger Order, the Commission reserved jurisdiction under Section 11(b)(1) of the Act over Progress Energy’s retention of certain specified direct and indirect non-utility subsidiaries and investments of Progress Energy and Florida Progress. The Merger Order directed Progress Energy to file a post-effective amendment in this proceeding not later than November 30, 2001, in which it would either set forth the legal basis upon which it is entitled to retain its ownership interest in the specified subsidiaries or, alternatively, commit to divest its interest in some or all of the specified subsidiaries prior to November 30, 2003.

        Also, under the Merger Order, the Commission directed Progress Energy to either cause its indirect subsidiaries, CaroFund, Inc. (“CaroFund”) and CaroHome, LLC (“CaroHome”), to sell their interests in five entities that are developing historic and affordable housing tax credit projects or, alternatively, to convert the ownership interests in the five entities into passive interests. The five entities are as follows: Grove Arcade Restoration, LLC (“GAR”), HGA Development, LLC (“HGA”), and Historic Property Management, LLC (“Historic Property”), Raleigh-CaroHome/WCK, LLC (“Raleigh-CaroHome”) and Trinity Ridge LLC (“Trinity Ridge”). GAR, HGA and Historic Property are involved in a historic building (called the Grove Arcade) restoration project in Asheville, North Carolina. GAR holds the retail commercial space associated with the project, while HGA holds the commercial office and residential space, as well as the common areas, associated with the project. Historic Property is the sole managing member of HGA. Trinity Ridge and Raleigh-CaroHome are developing affordable housing projects in the Raleigh, North Carolina area.

(1)     On September 30, 2003, in accordance with the Commission’s order dated September 2, 2003, Progress Energy sold all of the issued and outstanding common stock of North Carolina Natural Gas Corporation, as well as its 50% interest in another gas company, to Piedmont Natural Gas Company. See Progress Energy, Inc., et al., Holding Co. Act Release No. 27718 (Sept. 2, 2003).

        On March 28, 2001 and June 27, 2001, Progress Energy and its indirect wholly-owned subsidiary, Electric Fuels Corporation, which has since been renamed Progress Fuels Corporation (“Progress Fuels”), filed post-effective amendments (Post-Effective Amendments No. 1 and No. 2) in this proceeding in which they acknowledged that certain direct subsidiaries of Progress Fuels, namely, MEMCO Barge Line, Inc. (“MEMCO”), Progress Rail Services Corporation (“Progress Rail”) and Progress Metal Reclamation Company (“Progress Metal”), and their respective subsidiaries and/or the assets of any of these companies, are not retainable under the standards of Section 11(b)(1) of the Act.2 By order dated June 27, 2001 (Holding Co. Act Release No. 27422) (the “Divestiture Order”), the Commission concurred in this determination and directed Progress Energy and Progress Fuels to sell or otherwise dispose of all of the stock of or other ownership interests in these entities and their respective subsidiaries (collectively, the “Non-Retainable EFC Interests”) in one or more transactions prior to November 30, 2003. The Commission concluded, on the basis of the record, that the sale or other disposition of these interests is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and will effectuate the provisions of Section 11(b)(1) of the Act. The Commission further directed that the proceeds of such sales or dispositions be utilized within twenty-four months of receipt to retire or cancel securities representing indebtedness of Progress Fuels or be otherwise expended on property other than “nonexempt property” as defined in Section 1083 of the Internal Revenue Code, as amended.

        On August 9, 2001 and September 21, 2001, Progress Energy and Progress Fuels filed further post-effective amendments (Post-Effective Amendments No. 3 and No. 4) in this proceeding in which the Commission was asked to make certain findings with respect to the sale of MEMCO and its subsidiaries to a third party. By supplemental orders dated September 21, 2001 (Holding Co. Act Release No. 27442) and September 26, 2001 (Holding Co. Act Release No. 27444), the Commission made the requested findings and the sale of MEMCO and its subsidiaries was completed on November 1, 2001. The Commission continued its reservation of jurisdiction over Progress Energy’s disposition of the remaining Non-Retainable EFC Interests (i.e., Progress Rail and Progress Metal and their respective subsidiaries).

        On November 30, 2001, Progress Energy filed Post-Effective Amendment No. 5, in which it set forth the legal basis on which it is entitled to retain (i) all of the other direct and indirect subsidiaries of Progress Fuels (that is, all subsidiaries of Progress Fuels other than the Non-Retainable EFC Interests), (ii) two passive investments in tax credit properties located outside Progress Energy’s service area,3 and (iii) passive investments in four venture capital

(2) Progress Fuels is a direct wholly-owned subsidiary of Progress Capital Holdings, Inc., a non-utility holding company that holds most of Florida Progress’s non-utility subsidiaries and investments.

(3) The two investments are in Enston Home LP and Willow Run, LLC.

funds that invest in energy-related and technology start-up companies.4 The Commission has not taken any action on Post-Effective Amendment No. 5.

        Progress Energy filed Post-Effective Amendment No. 6 in this proceeding on May 7, 2003, and then amended and restated that filing with Post-Effective Amendment No. 7 on October 21, 2003. The purpose of Amendment No. 6 was to request a further supplemental order of the Commission to grant Progress Energy a three-year extension (to November 30, 2006) to complete its divestiture of the remaining Non-Retainable EFC Interests. In addition to the relief sought in Amendment No. 6, the purpose of Amendment No. 7 was to request that the Commission grant Progress Energy a further extension of time (to November 1, 2004) to complete the sale of Historic Property and Raleigh-CaroHome or to cause the ownership interests in such entities to be converted into passive interests.

        In its order dated October 21, 2003 (Holding Co. Act Release No. 35-27740, 70-9643), the Commission granted the relief sought in Post-Effective Amendment No. 7 and granted a three-year extension (to November 30, 2006) to complete the divestiture of the remaining Non-Retainable EFC Interests, and a one-year extension (to November 1, 2004) to sell or convert the Historic Property and Raleigh-CaroHome interests.

        With regard to the tax credit projects, in August, 2002, CaroHome and CaroFund sold substantially all of their ownership interests in GAR to an unaffiliated third-party and now hold a .01% passive interest in GAR as a special member. CaroHome and CaroFund also reduced their ownership interests in HGA to .01%, although Historic Property, which holds that .01% interest, continues to be the sole managing member of HGA. In July 2003, CaroFund and CaroHome sold 100% of their ownership interests in Trinity Ridge to an unaffiliated third-party. In April 2004, CaroHome sold its interests in Raleigh-CaroHome to an unaffiliated third party. CaroFund still owns a .01% ownership interest as managing member of Raleigh-CaroHome.

        Pursuant to Post-Effective Amendment No. 9, Progress Energy sought a further extension of time to conclude transactions in the tax credit projects. Due to market conditions, slower-than-expected lease-up of housing units and commercial office space and other factors beyond Progress Energy’s control, the opportunities to sell or convert the interests in Historic Property and Raleigh-CaroHome had not materialized as quickly as expected, although negotiations had commenced in connection with both properties. The Commission granted the requested relief in an order dated October 19, 2004 (Holding Co. Act Release No. 35-27902, 70-9643), extending the time to conclude these transactions to December 31, 2005.

(4) The four venture capital funds are: Kinetic Ventures I, LLC; Kinetic Ventures II, LLC; Carousel Capital Partners, LP; and South Atlantic Private Equity Fund IV, LP

    B.        Additional Requested Action.

        Progress Energy is now filing Post-Effective Amendment No. 10 to request a further supplemental order of the Commission and a further extension of time (to December 31, 2007) to complete the sale of Historic Property and Raleigh-CaroHome or to cause the ownership interests in such entities to be converted into passive interests and to comply with this portion of the Commission’s Divestiture Order.

        In support of this request, Progress Energy notes that it has made substantial progress in selling or converting into passive interests the tax credit projects in which it held active interests at the time it became a registered holding company. As indicated above, it has sold Trinity Ridge and reduced its ownership in both GAR and HGA to .01% membership interests (passive in the case of GAR), and reduced its ownership in Raleigh-CaroHome to a ..01% managing member interest.

        Progress Energy is in the process of seeking a new managing member for Historic Property, which, in turn, is the managing member of HGA. Progress Energy also intends to sell down its interest in Raleigh-CaroHome and bring in a new managing member but leasing activity and stabilization of the property in the current market continues to be a challenge, and there are no interested buyers at present. Thus, a sales transaction for Raleigh-CaroHome by year end 2005 cannot be consummated. Progress Energy is requesting a further extension of time (to December 31, 2007) in which to complete this transaction.

        In the second quarter of 2005, Progress Energy received a confidential, non-binding letter of intent for the purchase of its remaining ownership interest in Historic Property. Negotiations for the sale or conversion of its remaining interest in the Grove Arcade project is in progress. However, based on a number of issues raised in the current negotiations, including issues affecting the tax credits generated by HGA, the Grove Arcade entity managed by Historic Property, a closing on the transaction is not likely to occur by December 31, 2005. The parties are discussing structuring alternatives and other points to address the tax credit issues and other business issues. These negotiations may result in a conclusion that a sale of Historic Property cannot be completed until the recapture period for HGA tax credits expires in 2007. Accordingly, Progress Energy is requesting a further extension of time (to December 31, 2007) in which to complete this transaction.

ITEM 2 — FEES, COMMISSIONS AND EXPENSES

        The additional fees, commissions or expenses to be incurred in connection with filing this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3 — APPLICABLE STATUTORY PROVISIONS

    A.        General. Section 11(b)(1) of the Act is applicable to the requested extension of time to comply with the Divestiture Order. The Commission has granted similar extensions of time to comply with divestiture orders for good cause shown to other new registered holding companies. See e.g., Dominion Resources, Inc., Holding Co. Act Release No. 27644 (Jan. 28, 2003); E.ON AG, Holding Co. Act Release No. 27632 (Dec. 31, 2002).

    B.        Rule 54 Analysis. The proposed transaction is also subject to Rule 54, which refers to Rule 53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an EWG unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or “foreign utility companies” (“FUCOs”) in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

        Progress Energy currently does not comply with the “safe harbor” investment limitation in Rule 53(a)(1). Progress Energy’s “aggregate investment” in EWGs is $1.324 billion (as of June 30, 2005), or about 54.01% of Progress Energy’s “consolidated retained earnings” for the four quarters ended June 30, 2005 ($2.451 billion).5 However, by order dated July 17, 2002 in File No. 70-10060 (the “July 2002 Order”), the Commission has authorized Progress Energy to increase its “aggregate investment” in EWGs to $4 million.6Therefore, although Progress Energy’s “aggregate investment” in EWGs currently exceeds the 50% “safe harbor” limitation, this investment level is permitted under the July 2002 Order.

        Progress Energy is currently in compliance with all other requirements of Rule 53(a):

        Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

        Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

        Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

(5) Progress Energy currently does not hold any interest in a FUCO.

(6) Under the July 2002 Order, the Commission reserved jurisdiction over the use of financing proceeds by Progress Energy to acquire any securities of or other interest in any FUCO pending completion of the record.

In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4 — REGULATORY APPROVAL

        No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5 — PROCEDURE

        The applicant further requests that the Commission issue an order granting the requested extension of time to comply with the Merger Order and the Divestiture Order no later than October 15, 2005 and that there be no 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the participation of the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6 — EXHIBITS AND FINANCIAL STATEMENTS

        No additional Exhibits or Financial Statements are being filed at this time.

ITEM 7 — INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The transaction that is the subject of this Post-Effective Amendment does not involve a “major federal action,” nor does it “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction proposed herein will not result in changes in the operations of the applicants that will have an impact on the environment. The applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Post-Effective Amendment.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Progress Energy, Inc. By: /s/ Frank A. Schiller Name: Frank A. Schiller Title: Assistant Secretary